Exhibit 4.(a)2

[Sapiens International Letterhead]

December 24, 2003

Gad Goldstein

Formula Systems (1985) Ltd.

3 Hagalim Boulevard

Herzlia 46725, Israel

Re:

Share Purchase Agreement dated January 24, 2001 (the “Agreement”)

Extension of Option

Dear Gadi,

This will confirm that Formula Systems and Sapiens International have agreed that the validity of the option (the “Option”) currently held by Formula Systems to invest up to $5 million dollars in Sapiens in return for up to 1,204,819 common shares of Sapiens will be extended until the end of business on June 30, 2004 and that in all other respects, the terms of the Agreement, as amended, shall continue to apply to the Option.

Please indicate your agreement with the foregoing by signing below and returning a copy of the completed letter to me by fax at 08-9382730.

Sincerely,

/s/ Yuval Hadari

Yuval Hadari

Executive Vice President

and Chief Financial Officer

Agreed:

/s/ Gad Goldstein

Gad Goldstein

President

Formula Systems (1985) Ltd.